UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Autohome Inc.

(Name of Issuer)

Ordinary shares, par value US$0.0025 per share

(Title of Class of Securities)

05278C107**

(CUSIP Number)

22/F, No.1333 Lujiazui Ring Road, PuDong,

Shanghai, China, 200120

Attention: Yiming Zhao

Phone: +86-21-38634118
Facsimile: +86-21-33827052

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents four ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C107
1. Names of Reporting Persons. Yun Chen Capital Cayman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 224,800,512 ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 224,800,512 ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 224,800,512 ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 45.0%
14. Type of Reporting Person (See Instructions) CO

1                               The calculation is based on the aggregate of 499,918,140 ordinary shares outstanding immediately after the Global Offering (as defined below), assuming that the international underwriters do not exercise their over-allotment option to purchase additional ordinary shares, and excluding 4,925,460 ordinary shares issuable upon the exercise of options outstanding under the Issuer’s share incentive plans as of February 25, 2021, as disclosed in the Issuer’s prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission on March 10, 2021.

CUSIP No. 05278C107
1. Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 224,800,512 ordinary shares
8. Shared Voting Power
9. Sole Dispositive Power 224,800,512 ordinary shares
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting Person 224,800,512 ordinary shares
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13. Percent of Class Represented by Amount in Row (11) 45.0%
14. Type of Reporting Person (See Instructions) CO

2                               The calculation is based on the aggregate of 499,918,140 ordinary shares outstanding immediately after the Global Offering (as defined below), assuming that the international underwriters do not exercise their over-allotment option to purchase additional ordinary shares, and excluding 4,925,460 ordinary shares issuable upon the exercise of options outstanding under the Issuer’s share incentive plans as of February 25, 2021, as disclosed in the Issuer’s prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission on March 10, 2021.

This amendment No. 5 (this “Amendment No. 5”) is filed jointly by Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd. (collectively, the “Reporting Persons”) with respect to the ordinary shares, par value US$0.0025 per share (the “ordinary shares”), of Autohome Inc. (the “Issuer”).

This Amendment No. 5 amends and supplements the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 5, 2016 (as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on February 27, 2017, Amendment No. 2 filed by the Reporting Persons on June 19, 2020, Amendment No. 3 filed by the Reporting Persons on July 23, 2020, and Amendment No. 4 filed by the Reporting Persons on March 3, 2021, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings assigned to such terms in the Schedule 13D. Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

The second paragraph of Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This statement relates to ordinary shares issued by Autohome Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 18th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

March 2021 Global Offering

On March 3, 2021, the Issuer announced the launch of its Hong Kong public offering, which forms part of the global offering (the “Global Offering”) of 30,291,200 ordinary shares, including 10,096,800 ordinary shares offered by Yun Chen Capital Cayman (the “Yun Chen”) in the international offering, and the listing of the Issuer’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited. The Issuer also announced that it expects to grant the international underwriters an over-allotment option to purchase up to an additional 4,544,000 ordinary Shares in the international offering.

In connection with the Global Offering, the Yun Chen entered into (i) an international underwriting agreement dated March 9, 2021 with the Issuer, China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C., and Credit Suisse (Hong Kong) Limited as joint representatives of the international underwriters of the international offering that forms part of the Global Offering (the “Joint Representatives”), pursuant to which Yun Chen agreed to sell 10,096,800 ordinary shares (the “Selling Shares”) at a price of HK$176.30 per share. The sale of the Selling Shares closed on March 15, 2021; (ii) a lock-up letter, pursuant to which, Yun Chen agreed with the Hong Kong underwriters and International underwriters that, for a period of 90 days after the date of the first day on which the ordinary shares commence trading on the Main Board of the Stock Exchange of Hong Kong Limited or such other date as the Issuer and the Joint Representatives may agree, subject to certain exceptions, not to, without the prior written consent of the Joint Representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs of the Issuer, or any securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs or ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any ADSs or ordinary shares or any security convertible into or exercisable or exchangeable for ADSs or ordinary shares. The descriptions of the international underwriting agreement and lock-up letter herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number and percentage of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof.

(b) See Items 7 through 10 of the cover pages to this Amendment No.5 for the number of ordinary shares that are beneficially owned by each Reporting Person as of the date hereof, as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in this Amendment No. 5, to the best knowledge of the Reporting Persons, no transactions in any of the ordinary shares have been effected by any Reporting Person or any other person named in the response to Item 2 above during the past sixty days preceding the filing of this Amendment No. 5.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares held by the Reporting Persons or the ADSs representing such ordinary shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the international underwriting agreement and lock-up letter and is incorporated herein by reference. The descriptions of the international underwriting agreement and lock-up letter herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

.Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1

Joint Filing Agreement, dated July 5, 2016, by and between Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd. (filed by reference to Exhibit No.1 to the Statement on Schedule 13D dated June 22, 2016)

2

International Underwriting Agreement, dated March 9, 2021, by and between Yun Chen Capital Cayman, Issuer, and the Joint Representatives named therein (incorporated by reference to Exhibit 1.1 to the Form 6-K filed with the Securities and Exchange Commission on March 9, 2021)

3	Lock-up Letter from Yun Chen to the Joint Representatives named therein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

Yun Chen Capital Cayman

	By:	/s/ Dong Liu
Name: Dong Liu
Title: Director

Ping An Insurance (Group) Company of China, Ltd.

	By:	/s/ Yao Bo
Name: Yao Bo
Title: Co-CEO, CFO